Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Unaudited)

(Dollar amounts in millions)	For the Years Ended December 31,
TITLE	2001	2002	2003	2004	2005
(A) Earnings (loss) before income taxes, minority interest, extraordinary items and accounting changes	$(1,226.0)	$340.0	$285.0	$724.0	$586.0
(B) Minority interest expense, net of taxes	(144.0)	(47.0)	(83.5)	(26.6)	(12.4)
(C) Fixed charges excluding capitalized interest	1,171.2	1,007.5	949.6	865.6	758.9
(D) Amortization of previously capitalized interest	31.8	43.3	41.4	42.2	39.7
(E) Equity in undistributed earnings of affiliates	14.1	20.3	2.9	(13.4)	8.5

(F) Earnings (loss) before income taxes, extraordinary items, accounting changes and fixed charges	$(152.9)	$1,364.1	$1,195.4	$1,591.8	$1,380.7

Fixed Charges
(G) Interest and amortization of debt expense	$970.5	$811.5	$803.7	$782.1	$683.4
(H) Interest factor attributable to rentals	71.7	81.0	78.8	68.0	65.5
(I) Preferred dividends of subsidiaries	129.0	115.0	67.1	15.5	10.0
(J) Capitalized interest	13.0	11.9	8.0	9.7	13.7

(K) Total fixed charges	$1,184.2	$1,019.4	$957.6	$875.3	$772.6

(L) Ratio of earnings to fixed charges		1.34	1.25	1.82	1.79

(M) Deficiency in earnings necessary to cover fixed charges	$(1,337.1)

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.